FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

N
ATIONAL WESTMINSTER BANK
Plc

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 200
8

National Westminster Bank Plc ('NatWest' or the 'Group') is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc
 (the 'ultimate parent company' or the 'RBS Group')
.

N
ATIONAL WESTMINSTER BANK
Plc

FINANCIAL REVIEW

Profit
Profit
 before tax was £
1,448
 million compared with £
1
,
884
 million in the first half of 2007. The results have been adversely affected by difficult trading conditions, particularly in the credit markets
.

Total income
Total income was down
8
% to £
4,349
 million, principally due to the
slower market conditions
.

Net interest income
 increased
by £257 million, 11%
to £
2,623
 million and represents
60
% of total income (2007 -
50
%).

Non-interest income
decreased to £
1,726
 million
from £2,365 million
principally due to
lower in
come from trading activities
, and represents
40
% of total income (2007 -
50
%).

Operating expenses
Operating expenses rose
 by 2%
 to £
2
,
490
 million.

Cost:income ratio
The Group's cost:income ratio was 57.3% compared with 51.6% in the first half of 2007.

Impairment losses
Impairment losses were £
411
 million, compared with £
407
 million in 2007.

Taxation
The effective tax rate for the first half of 2008 was
26.2
% compared with
32.8
% in the first half of 2007.

RESTATEMENTS

In
 February 2008,
 the Group
change
d
 its organisational structure
to align with its ultimate parent company. The new structure is aimed at recognising
the RBS Group's
 presence in over 50 countries and facilitating the integration and operation of its expanded footprint
, following the
ultimate
parent
'
s acquisition of ABN AMRO
. This new organisational structure is expected to give
the Group
the appropriate framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it.

Divisional results for 200
7
 h
ave been restated to reflect the new organisational structure announced in February 2008
. These changes do not affect the Group's results.

N
ATIONAL WESTMINSTER BANK
Plc

CONDENSED
CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 200
8

(unaudited)

	First half	First half	Full year
	200 8	200 7	200 7
			(Audited)
	£m	£m	£m

Interest receivable	6,186	5,619	12,178
Interest payable	3,563	3,253	7,087
	_______	_______	_______
Net interest income	2,623	2,366	5 , 091
	_______	_______	_______
Fees and commissions receivable	2,089	2,025	4 , 226
Fees and commissions payable	(524)	(493)	(1,036)
(Loss)/i ncome from trading activities	(15)	612	(360)
Other operating income	176	221	4 33
	_______	_______	_______
Non-interest income	1,726	2,365	3 , 263
	_______	_______	_______
Total income	4,349	4,731	8 ,3 54
Operating expenses	2,490	2,440	4 , 420
	_______	_______	_______
Profit before impairment losses	1,859	2,291	3 , 934
Impairment losses	411	407	8 49
	_______	_______	_______
Operating profit before tax	1,448	1,884	3, 085
Tax	380	618	768
	_______	_______	_______
Profit for the period	1,068	1,266	2, 317
Minority interests	53	35	8 9
	_______	_______	_______
Profit attributable to ordinary shareholders	1,015	1,231	2, 228
	_______	_______	_______

NATIONAL WESTMINSTER BANK Plc

CONDENSED
CONSOLIDATED BALANCE SHEET
AT 30 JUNE 200
8
 (unaudited)

	30 June	31 December	30 June
	200 8	200 7	200 7
		(Audited)
	£m	£m	£m
Assets
Cash and balances at central banks	886	1,363	1,109
Treasury and other eligible bills	1,807	2,021	1,000
Loans and advances to banks	63,7 05	71,449	82,228
Loans and advances to customers	190,5 87	188,976	181,040
Debt securities	29,370	3 5 , 916	37,364
Equity shares	1,136	1,1 10	1,078
Settlement balances	4,197	2 , 700	6,558
Derivatives	4,460	3 , 575	3,448
Intangible assets	1,283	1,2 44	1,210
Property, plant and equipment	1,635	1, 514	1,519
Prepayments, accrued income and other assets	2,124	2, 414	1,830
Assets of disposal groups	1,366	-	-
	_______	_______	_______
Total assets	302,556	312 , 282	318,384
	_______	_______	_______

Liabilities
Deposits by banks	41,249	4 4 , 861	49,678
Customer accounts	194,14 4	205 , 5 19	197,026
Debt securities in issue	22,332	20 , 923	18,895
Settlement balances and short positions	13,507	1 4, 955	27,990
Derivatives	3,453	3 , 251	2,915
Accruals, deferred income and other liabilities	3,758	3 , 417	3,685
Retirement benefit liabilities	1,281	1, 322	1,302
Subordinated liabilities	8,90 2	5, 932	5,614
Liabilities of disposal groups	1,088	-	-
	_______	_______	_______
Total liabilities	289,714	300 , 180	307,105
Equity:
Minority interests	1,320	1, 314	1,305
Shareholders' equity
Called up share capital	1,678	1,678	1,678
Reserves	9,844	9 , 110	8,296
Total equity	12,842	1 2 , 102	11,279
	_______	_______	_______
Total liabilities and equity	302,556	312 , 282	318,384
	_______	_______	_______

N
ATIONAL WESTMINSTER BANK
Plc

OVERVIEW OF
CONDENSED
CONSOLIDATED BALANCE SHEET

Total assets of £
302.6
 billion at 30 June 200
8
 were
down
 £
9
.
7
 billion,
3
%, compared with 31 December 200
7
.

Cash and balances at central banks were
down
 £
0
.
5
 billion
, 35%
 to £
0
.
9
 billion.

Loans and advances to banks
de
creased by £
7.7
 billion,
11
%, to £
63
.
7
 billion
. R
everse repurchase agreements and stock borrowing ("reverse repos")
were down
 by £
2.1
 billion,
24
% to £
6
.
4
 billion
. Excluding reverse repos, bank placings
de
creased by £
5.6
 billion,
9
%, to £
57
.
3
 billion.

Loans and advances to customers
increased
 £
1
.
6
 billion,
1
%, to £
190
.
6
 billion. Within this, reverse repos
de
creased by
49
%, £
7
.
6
 billion to £
7
.
9
 billion. Excluding reverse repos
,
lending rose by £
9.2
 billion,
5
% to £
182
.
7
 bi
llion reflecting organic growth.

Debt securities decreased by £6.5 billion, 18%, to £29.4 billion principally due to lower holdings in Global Banking & Markets.

Settlement balances rose
by
£
1.5
 billion
,
55
%
 to £
4.2
 billion
.

Movements in the value of d
erivatives, assets and liabilities,
primarily reflect changes in interest and exchange rates, together with growth in trading volumes
.

Prepayments, accrued income and other assets were
down
 £
0.3
 billion,
12
% to £
2
.
1
 billion.

Assets and liabilities of disposal groups
reflect
 the disposal of European Consumer Finance businesses in
Germany
 and
Austria
 (which completed on 1 July).

Deposits by banks declined by £3.6 billion, 8% to £41.2 billion. This reflected lower repurchase agreements and stock lending ("repos"), down £3.4 billion, 26% to £9.7 billion combined with lower inter-bank deposits, down £0.2 billion, 1% to £31.5 billion.

Customer accounts were
down
 £
11
.
4
 billion,
6
%
to
 £
194
.
1
 billion. Within this, repos
de
creased £
10.1
 billion,
33
% to £
20.1
 billion
 and customer
 deposits
declined
 by £
1.3
 billion,
1
%, to £
174
.
0
 billion
.

Debt securities in issue increased £1.4 billion, 7% to £22.3 billion.

Se
t
t
lement balances and short positions
 were down
 £
1.4
 billion,
10
%, to £
13
.
5
 billion.

Accruals, deferred income and other liabilities
in
creased
 £
0
.
3
 billion,
10
%,
to
 £
3
.
8
 billion.

Subordinated liabilities
were up
 £
3.0
 billion,
50
% to £
8
.
9
 billion
 reflecting t
he issue of £
2.
0
 billion dated loan capital
, £0.7 billion undated loan capital
 and the effect of exchange rate and other adjustments, £
0.3
 billion
.

Shareholders' equity increased by £0.7 billion, 7% to £11.5 billion. Attributable profit for the period of £1.0 billion, together with exchange rate movements of £0.2 billion were partially offset by the payment of ordinary dividends of £0.5 billion to the holding company.

N
ATIONAL WESTMINSTER BANK
Plc

CONDENSED CONSOLIDATED
STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 200
8
 (unaudited)

	First half	First half	Full year
	200 8	200 7	200 7
			(Audited)
	£m	£m	£m
Net movements in reserves:
Available-for-sale	6	22	2
Cash flow hedges	(19)	(11)	(20)
Currency translation	218	(82)	247

Tax on items recognised direct in equity	7	(9)	7
	_______	_______	_______
Net income / ( expense ) recognised direct in equity	212	(80)	236
Profit for the period	1,068	1,266	2,317
	_______	_______	_______
Total recognised income and expense for the period	1,280	1,186	2, 553
	_______	_______	_______

Attributable to:
Equity shareholders	1,234	1,151	2, 465
Minority interests	46	35	88
	_______	_______	_______
	1,280	1,186	2, 553
	_______	_______	_______

NATIONAL WESTMINSTER BANK Plc

CONDENSED
CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 200
8
 (unaudited)

	First half	First half	Full year
	200 8	200 7	200 7
			(Audited)
	£m	£m	£m
Operating activities
Operating profit before tax	1,448	1,884	3,085

Adjustments for non-cash items	(227)	177	11
	_______	_______	_______
Net cash inflow from trading activities	1, 221	2,061	3,096
Changes in operating assets and liabilities	(1 5 , 610 )	22,191	15,004
Income taxes paid	(284)	(361)	(592)
	_______	_______	_______
Net cash flows from operating activities	(1 4 , 67 3 )	23,891	17,508

Net cash flows from investing activities	376	(121)	(1,464)

Net cash flows from financing activities	2, 045	(1,218)	( 1 , 679 )

Effects of exchange rate changes on cash and cash equivalents	78 7	(542)	364
	_______	_______	_______
Net (decrease)/ increase in cash and cash equivalents	(11, 465 )	22,010	14 , 729
Cash and cash equivalents at beginning of period	66,189	51,460	51 , 460
	_______	_______	_______
Cash and cash equivalents at end of period	54, 724	73,470	66 , 189
	_______	_______	_______

NATIONAL WESTMINSTER BANK Plc

NOTES

1.	Accounting policies

The
annual
accounts
of the Group
are prepared in accordance with International

Financial Reporting Standards issued by the International

Accounting Standards Board ("IASB") and interpretations

issued by the International Financial Reporting Interpretations

Committee of the IASB (together "IFRS") as adopted by the

European Union ("EU").
It also complies with IFRS as issued by the IASB. There have been no significant changes to the Group's principal accounting policies as set out on pages 14 to 19 of the 2007 Report and Accounts. The Group adopted IFRS 8 'Operating Segments' with effect from 1 January 2008. These interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £
410
 million (first half 200
7
 - £
40
7
 million; full year 200
7
 - £
8
48
 million). The balance sheet loan impairment provisions
de
creased in the half year ended 30 June 200
8
 from £2,
340
 million to £
2
,
314
 million, and the movements thereon were:

		First half	First half	Full year
		200 8	200 7	200 7
				(Audited)
		£m	£m	£m

	At beginning of period	2,340	2,061	2,061
	Currency translation and other adjustments	25	17	41
	Disposals	(40)	-	-
	Transfer of asse ts relating to disposal groups	(28)	-	-
	Amounts written-off	(383)	(274)	(617)
	Recoveries of amounts written-off	37	48	94
	Charge to the income statement	410	407	848
	Unwind of discount	(47)	(43)	(87)
		_______	_______	_______
	At end of period	2,314	2,216	2,340
		_______	_______	_______

	The provision at 30 June 200 8 includes £ 2 million (31 December 200 7 - £2 million; 30 June 200 7 - £ 2 million) in respect of loans and advances to banks .

	Total impairment losses charged to the income statement comprises:

		First half	First half	Full year
		200 8	200 7	200 7
				(Audited )
		£m	£m	£m

	Loans and receivables and finance leases	410	407	848
	Available-for-sale securities	1	-	1
		_______	_______	_______
	Impairment losses	411	407	849
		_______	_______	_______

N
ATIONAL WESTMINSTER BANK
Plc

NOTES (continued)

3.	Taxation
	The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 28.5% (2007 - 30% ) as follows:
		First half	First half	Full year
		2008	200 7	2007
				(Audited)
		£m	£m	£m

	Profit before tax	1,44 8	1,884	3,085
		_______	_______	_______

	Expected tax charge at 28.5% (2007 - 30% )	41 3	565	926
	Non-deductible items	1 5	28	52
	Non-taxable items	(21)	(27)	(178)
	Taxable foreign exchange movements	7	(4)	(3)
	Group relief at non-standard rates	(7)	30	94
	Foreign profits taxed at other rates	(33)	(6)	(57)
	Reduction in deferred tax asset following change
	in the rate of UK Corporation Tax	-	35	18
	Other	1	(2)	1
	Adjustments in respect of prior periods	5	(1)	(85)
		_______	_______	_______
	Actual tax charge	380	618	768
		_______	_______	_______

	Overseas tax included above	(28)	195	(10)
		_______	_______	_______

4.	Segmental analysis
	Total revenue		External	Inter segment	Total
			£m	£m	£m
	Half year ended 30 June 2008

	Global Markets
	-	Global Banking & Markets	856	664	1,520
	-	Global Transaction Services	811	-	811
	Regional Markets
	-	UK Retail & Commercial Banking	4,506	22	4,528
	-	Europe & Middle East Retail & Commercial Banking	1,676	-	1,676
	-	Asia Retail & Commercial Banking	322	25	347
	Group Manufacturing		(16)	-	(16)
	Central items		281	398	679
	Elimination of intra-group transactions		-	(1,109)	(1,109)
			_______	_______	_______
			8,436	-	8,436
			_______	_______	_______
	Half year ended 30 June 200 7

	Global Markets
	-	Global Banking & Markets	1,654	979	2,633
	-	Global Transaction Services	756	-	756
	Regional Markets
	-	UK Retail & Commercial Banking	4,1 60	1	4,1 61
	-	Europe & Middle East Retail & Commercial Banking	1,317	4	1,321
	-	Asia Retail & Commercial Banking	271	17	288
	Group Manufacturing		(4)	-	(4)
	Central items		32 3	293	61 6
	Elimination of intra-group transactions		-	(1,294)	(1,294)
			_______	_______	_______
			8,4 77	-	8,4 77
			_______	_______	_______

N
ATIONAL WESTMINSTER BANK
Plc

NOTES (continued)

4.	Segmental analysis (continued)
	Total revenue (continued)		External	Inter segment	Total
			£m	£m	£m
	Y ear ended 3 1 December 200 7

	Global Markets
	-	Global Banking & Markets	2,213	1,768	3,981
	-	Global Transaction Services	1,582	-	1,582
	Regional Markets
	-	UK Retail & Commercial Banking	8, 700	44	8,74 4
	-	Europe & Middle East Retail & Commercial Banking	3,043	-	3,043
	-	Asia Retail & Commercial Banking	57 9	3 4	61 3
	Group Manufacturing		(85)	1	(84)
	Central items		445	617	1,062
	Elimination of intra-group transactions		-	(2,464)	(2,464)
			_______	_______	_______
			16,477	-	16,477
			_______	_______	_______

			First half	First half	Full year
			2008	2007	2007
	Operating profit before tax		£m	£m	£m

	Global Markets
	-	Global Banking & Markets	(274)	(47)	(553)
	-	Global Transaction Services	363	424	868
	Total Global Markets		89	377	315
	Regional Markets
	-	UK Retail & Commercial Banking	1,891	1, 911	3,582
	-	Europe & Middle East Retail & Commercial Banking	397	361	766
	-	Asia Retail & Commercial Banking	43	43	81
	Total Regional Markets		2,331	2, 315	4,429
	Group Manufacturing		(925)	(883)	(1,754)
	Central items		(30)	1 01	14 4
			_______	_______	_______
			1,465	1,910	3,13 4
	Amortisation of purchased intangible assets		(4)	(3)	(6)
	Integration costs		(13)	(23)	(4 3 )
			_______	_______	_______
			1,448	1,884	3,085
			_______	_______	_______

N
ATIONAL WESTMINSTER BANK
Plc

NOTES (continued)

4.	Segmental analysis (continued)
			30 June	31 December
			2008	2007
				(Audited)
	Total assets		£m	£m

	Global Markets
	-	Global Banking & Markets	98,728	116, 085
	-	Global Transaction Services	6,286	6,5 98
	Total Global Markets		105,014	122,6 83
	Regional Markets
	-	UK Retail & Commercial Banking	121,316	115, 653
	-	Europe & Middle East Retail & Commercial Banking	60,850	59,6 54
	-	Asia Retail & Commercial Banking	11,436	10,72 5
	Total Regional Markets		193,602	186,0 32
	Group Manufacturing		2,003	1,709
	Central items		1,937	1,858
			_______	________
			302,556	312,282
			_______	________
	As noted on page 2, the Group has changed its organisational structure. The divisional results for 2007 have been restated to reflect this new organisational structure.

5.	Dividend
		First half	First half	Full year
		2008	200 7	2007
				(Audited)
		£m	£m	£m

	Ordinary dividend paid to parent company	500	1, 35 0	1,850
		_______	_______	_______

6.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the
United States
 against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent Supreme Court and Fifth Circuit decisions provide further support for the Group's position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, its operating results or cash flows in any particular period.

On 27 July 2007, following agreement between the Office of Fair Trading ('OFT'), the Financial Services Authority and all the major UK banks (including the Group), the OFT issued proceedings in a test case against those banks to determine the legal status and enforceability of certain charges relating to unarranged overdrafts. Following a hearing of preliminary issues in January 2008, the High Court concluded that charges relating to unarranged overdrafts are capable of being assessed for fairness. That decision is subject to an appeal that is likely to be heard towards the end of 2008. A second phase of the preliminary issues hearing was heard by the High Court in July 2008 and the Court's decision is awaited. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case, which will involve a number of further hearings and possible appeals. The Group is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the
United Kingdom
 and a number of overseas jurisdictions, including the
United States
, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

N
ATIONAL WESTMINSTER BANK
Plc

NOTES (continued)

7 .	Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Certain of the Group's subsidiaries have received requests for information from various
US
 governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008 RBS
 Group
 was advised by the SEC that it had commenced a non public, formal investigation relating to the
RBS
 Group's
 US sub-prime securities exposure and US residential mortgage exposures. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

8 .	Analysis of consolidated equity
		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m
	Called-up share capital
	At beginning and end of period	1,678	1,678	1,678
		_______	_______	_______

	Share premium account
	At beginning and end of period	1,291	1,291	1,291
		_______	_______	_______

	Available-for-sale reserves
	At beginning of period	23	18	18
	Unrealised gains in the period	9	36	87
	Realised gains in the period	(3)	(14)	(85)
	Taxation	2	(11)	3
		_______	_______	_______
	At end of period	31	29	23
		_______	_______	_______

	Cash flow hedging reserve
	At beginning of period	56	72	72
	Amount transferred from equity to earnings in the period	(19)	(11)	(20)
	Taxation	5	2	4
		_______	_______	_______
	At end of period	42	63	56
		_______	_______	_______

	Foreign exchange reserve
	At beginning of period	(66)	(314)	(314)
	Retranslation of net assets, net of related hedges	225	(82)	248
		_______	_______	_______
	At end of period	159	(396)	(66)
		_______	_______	_______

	Other reserves
	At beginning of period	614	486	486
	Redemption of preference shares classified as debt	-	128	128
		_______	_______	_______
	At end of period	614	614	614
		_______	_______	_______

	Retained earnings
	At beginning of period	7,192	6,942	6 , 942
	Profit attributable to ordinary shareholders	1,015	1,231	2, 228
	Ordinary dividends paid	(500)	(1,350)	(1, 85 0)
	Redemption of preference shares classified as debt	-	(128)	(128)
		_______	_______	_______
	At end of period	7,707	6,695	7 , 192
		_______	_______	_______

	Shareholders' equity at end of period	11,522	9,974	10, 788
		_______	_______	_______
N
ATIONAL WESTMINSTER BANK
Plc

NOTES (continued)

8 .	Analysis of consolidated equity (continued)
		First half	First half	Full year
		2008	2007	2007
				(Audited)
		£m	£m	£m
	Minority interests
	At beginning of period	1,314	1,012	1,012
	Currency translation adjustments and other movements	(7)	-	(1)
	Profit attributable to minority interests	53	35	89
	Dividends paid	(53)	(27)	(72)
	Equity raised	13	288	288
	Equity withdrawn and disposals	-	(3)	(2)
		_______	_______	_______
	At end of period	1,320	1,305	1,314
		_______	_______	_______

	Total equity at end of period	12,842	11,279	12,102
		_______	_______	_______

9 .	Contingent liabilities and commitments
		30 June	31 December	30 June
		200 8	200 7	200 7
			(Audited)
		£m	£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	3,010	2,438	2,395
	Other contingent liabilities	2,736	2,907	2,746
		______	______	______
	Total	5,746	5,345	5,141
		______	______	______
	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	76,101	76,116	75,548
	Other commitments	223	220	172
		______	______	______
	Total	76,324	76,336	75,720
		______	______	______

	Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

10.	Related party transactions

Related party transactions in the half year ended 30 June 2008 were similar in nature to those for the year ended 31 December 2007 and were not material. Full details of the Group's related party transactions for the year ended 31 December 2007 are included in the Group's 2007 Annual Report and Accounts.

11 .	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 200
7
 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

1 2 .	Auditors' review
The interim results have been reviewed by the Group 's auditors, Deloitte & Touche LLP, and their review report is set out on page 1 4 .

1 3 .	Date of approval
The interim results for the half year ended 30 June 200 8 were approved by the Board of directors on 2 September 200 8 .

N
ATIONAL WESTMINSTER BANK
Plc

I
NDEPENDENT REVIEW REPORT TO NATIONAL WESTMINSTER BANK P
lc

We have been engaged by
 National Westminster Bank Plc ('
the comp
any') to review the condensed financial statements in the half-yearly financial report for the six
 months ended
30 June 2008
 which comprises the
condensed consolidated
income st
atement
, the
condensed consolidated
balance sheet, the
condensed consolidated statement of
recognised
 income and expense
, the
condensed consolidated
cash flow sta
tement and related notes 1 to
13 (the "condensed financial statements")
.

We have read the othe
r information contained in the half-yearly
 financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the company in accordance with the
 International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly
 financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly
 financial report in accordance with
the Disclosure and Transparency Rules of the
United Kingdoms
' Financial Services Authority.

As disclosed in note 1
, the annual financial statements of the
G
roup are p
repared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed financi
al statements included in this
ha
lf-yearly
 financial report has been prepared in accordance with International Accounting Standard 34,
'
Interim Financial Reporting
',
as
 adopted by the European Union.

Our responsibility
Our responsibility is to express
to the c
ompany a conclusion on the condensed
 financial statements in the half-yearly
 financial report based on our review.

Scope of
r
eview
We conducted our review in accordance with International Standard on Review Engagements (
UK
 and
Ireland
) 2410,
'
Review of Interim Financial Information Performed by the Independent Auditor of the Entity
'
 issued by the Auditing Practices Board for use in the
United Kingdom
. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (
UK
 and
Ireland
) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly

financial report for the six months ended 30 June 2008
 is not prepared, in all materia
l respects, in accordance with
International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
2
 September
 2008

Edinburgh
,
UK

N
ATIONAL WESTMINSTER BANK
Plc

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties for the Group in the second half of 2008 are:

Credit risk
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. The global economy slowed during the first half of 2008 and the outlook for the
UK
 economy has deteriorated as growth reduced sharply and house prices fell. In the
US
, the labour market has deteriorated and real es
tate prices continued to fall.
As
 a
 result, the Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2008 with increasing delinquencies and defaults leading to higher impairment charges.

In 2007 and the first half of 2008, the Group recorded significant write-downs on its credit market positions. The Group continues to have exposure to these markets and as market conditions change the fair value of the Group's instruments could fall further. Furthermore, recent market volatility and illiquidity has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments.

Liquidity risk
Liquidity risk is the risk that the Group will be unable to meet its obligations as they fall due. Credit markets continue to experience a severe reduction in liquidity in the aftermath of events in the
US
 sub-prime residential mortgage market. The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, in controlling the mis-match of maturities and from carefully monitoring its undrawn commitments and contingent liabilities. Further tightening of credit markets could affect the Group's earnings in the second half of 2008.

Market risk
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads in the second half of 2008 may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries, mainly RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing.
The performance of financial markets during the second half of 2008 may cause reductions in the value of the Group's investment and trading portfolios.

Regulatory risk
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Changes during the second half of 2008 in the regulatory and supervisory framework, in particular in the
UK
 and US, could material
ly affect the Group's business.

Litigation
The outcome of existing and future legal actions, claims against and by the Group and arbitrations could affect the financial performance of the Group in the second half of 2008.

N
ATIONAL WESTMINSTER BANK
Plc

STATEMENT OF DIRECTORS' RESPONSIBILITIES

We confirm that to the best of our knowledge:

  the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';

  the inter
  im management report includes a
  fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year
  )
  ; and

  the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties
  '
   transactions and changes therein).

By order of the Board

Sir Tom McKillop Chairman	Sir Fred Goodwin Group Chief Executive	Guy Whittaker Group Finance Director

Board of directors
Chairman Sir Tom McKillop Executive directors Sir Fred Goodwin Johnny Cameron Mark Fisher Gordon Pell Guy Whittaker	Non-executive directors Colin Buchan Jim Currie Lawrence Fish Bill Friedrich Archie Hunter Charles ‘Bud’ Koch Janis Kong Joe MacHale Sir Steve Robson Bob Scott Peter Sutherland

N
ATIONAL WESTMINSTER BANK
Plc

CONTACTS

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O'Connor	Head of Investor Relations	020 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2008

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat